PEAK POSITIONING TECHNOLOGIES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following Management's Discussion and Analysis (MD&A) provides Management's point of view on the financial position and results of operations of Peak Positioning Technologies Inc., on a consolidated basis, for the three-month periods ended March 31, 2020 (Fiscal 2020) and March 31, 2019 (Fiscal 2019).

Unless otherwise indicated or unless the context requires otherwise, all references in this MD&A to "Peak", the "Company", the "Corporation", "we", "us", "our" or similar terms refer to Peak Positioning Technologies Inc. and its subsidiary Peak Positioning Corporation on a consolidated basis. This MD&A is dated June 29, 2020 and should be read in conjunction with the Audited Consolidated Financial Statements and the notes thereto for the year ended December, 2019. Unless specified otherwise, all amounts are in Canadian dollars.

The financial information contained in this MD&A relating to the unaudited Consolidated Financial Statements for the three-month ended March 31, 2020, and March 31, 2019, has been prepared in accordance with International Financial Reporting Standards (IFRS).

The Unaudited Consolidated Financial Statements and MD&A have been reviewed by our Audit Committee and approved by our Board of Directors as at June 29, 2020.

Forward looking information

Certain statements contained in this MD&A may constitute forward-looking information, which can generally be identified as such because of the context of the statements including words such as believes, anticipates, expects, plans, estimates, or words of similar nature. The forward-looking statements are based on current expectations and are subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results. We refer potential investors to the "Risks and Uncertainties" section of this MD&A. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on forward-looking information. Forward-looking information reflects current expectations regarding future events and speaks only as of the date of this MD&A and represents the Company's expectations as of that date.

The Company undertakes no obligation to update or revise the information contained in this MD&A, whether as a result of new information, future events or circumstances or otherwise, except as may be required by applicable law.

Structure

The following chart summarizes the corporate structure of the Company.

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Business Overview

Peak (CSE: PKK) (PINK SHEETS: PKKFF), is the parent company of a group of innovative financial technology (Fintech) subsidiaries operating in China's commercial lending industry. Peak's subsidiaries use technology, analytics and artificial intelligence to create an ecosystem of lenders, borrowers and other participants in China's commercial lending space where lending operations are conducted rapidly, safely, efficiently and with the utmost transparency.

Peak Positioning Technologies Inc. - MD&A, March 31, 2020

Operating Highlights for the Quarter

Just like most businesses operating in China, the Company's operations were dramatically impacted by the COVID-19 pandemic in the first quarter of 2020. With the country's strict public health confinement rules coming on the heels of the annual business shutdown for the Chinese New Year holiday, the Company's subsidiaries were only able to operate for the equivalent of about one full month during the quarter. But despite the shortened period, the Company was able to nearly match its revenue for all of Q4 2019 and make considerable strides towards the planned expansion of its services in 2020. The embrace by the city of Jiangyin of the Company's supply- chain related financing services helped the Company's ASSC subsidiary continue to lead the way in terms of revenue by subsidiary for the fourth consecutive quarter. The city elected to use the Company's Cubeler Lending Hub platform to help distribute low-interest loans to the city's COVID- 19 affected SMEs. The Company's relationship with the Jiangyin municipal government during the quarter led to tri-lateral talks between the Company, city officials and a number of high-profile local lenders on the possible creation of a city-wide financial credit centre. The credit centre, which would be backed by the government, would allow the city's business owners to register their businesses on the centre's website to qualify for loans and credit from participating lenders, with the centre's entire system of data collection and analysis powered by the Company's technology platforms.

The popularity of the Company's supply-chain services, which helps to extend credit to businesses specifically for the purpose of acquiring products and materials, confirmed to the Company that investing the necessary capital to adapt its Gold River product procurement platform to help facilitate the product purchase transactions for which credit is often required, would pay dividends in both the long and short-term. To that end, the Company spent some time during the quarter on the adaptation of the Gold River platform to facilitate procurement transactions of not only supply- chain related materials but also transactions related to other verticals such as the purchase of vehicles for transportation related businesses, an industry that began to seen explosive growth in the wake of the COVID-19 pandemic. The desire to expand the Company's offering to service that vertical led to a partnership during the quarter between the Company and Midai Group, a well- established Shanghai-based financial group whose offering includes providing financing and leasing services to the automotive industry.

When it comes to the expansion of the Company's services, the Jinxiaoer platform provided a preview during the quarter of the reason why the Company expects it to be the single most important element to allow the Company's services to be offered in at least 20 cities by the end of 2020. Two prominent and well-established Shanghai based loan brokerage companies agreed to convert their operations into Jinxiaoer Service Centres during the quarter, giving the Company a physical presence in China's largest commercial credit market of over 26 million residents. Shanghai is one of 31 cities in which Jinxiaoer has relationships with loan brokerage companies and the Company plans to leverage those relationships to gain entry into other markets in the future. In addition to accessing the Shanghai market, a constant increase in the number of new reps who downloaded the Jinxiaoer mobile app during the quarter led to a proportionate increase in the number of loan requests submitted through the platform in Q1, further reinforcing the Company's belief that Jinxiaoer will be instrumental to its expansion plans.

Business plan and outlook for 2020

The Company's business plan and outlook for 2020 is all about expansion. That expansion is expected to come in the form of: 1) the vertical markets the Company serves, 2) the replication of the financial credit centre concept being developed in collaboration with the city of Jiangyin, 3) the geographic expansion of the Company's core services through the establishment of Jinxiaoer Service Centres in cities across the country, and 4) the continuous expansion of the number of banks, lenders, small and micro businesses, loan brokerage companies, loan sales reps, and strategic partners who join the Company's commercial lending ecosystem.

One of the most popular ways of extended credit to businesses in China is to finance the businesses' purchases of products and materials. The success the Company has had in playing a role to facilitate the financing of purchase orders of supply-chain participating businesses has led the Company to explore playing a similar role in other verticals, including the automotive industry.

Peak Positioning Technologies Inc. - MD&A, March 31, 2020

Leveraging a revamped version of its Gold River product procurement platform working in concert with the Lending Hub, the Company will look to diversify its offering in 2020 by working with automobile dealers and financial institutions to bring the same level of efficiency to that vertical that it was able to bring to the supply-chain vertical in 2019. The same can also eventually be done for virtually any vertical where the purchase of high-ticket-item products or materials may require financing.

Although the financial credit centre concept being discussed between the Company and the city of Jiangyin, whereby a city's small and micro enterprises could register to qualify for loans and credit from a variety of banks and lenders and backed by a government fund, had not yet seen the light of day as of the date of this MD&A, the Company is fairly confident that the concept will catch on and lead to opportunities to work with other municipalities to create similar centres. In fact, while the details of the Jiangyin credit centre were still being hammered out, the Company was approached by representatives of a neighboring city to inquire about the concept.

While the replication of the financial credit centre concept in a perhaps a handful of cities and catering to new verticals are expected to make important contributions to the expansion of the Company's services, the Company expects that it is the establishment of multiple Jinxiaoer Service Centres in various cities throughout China and the continued proliferation of the use of the Jinxiaoer mobile app by loan sales reps that will account for the lion's share of the Company's expansion activity in 2020. Of course, as the Company expands its services to new markets and new verticals, so too will its commercial lending ecosystem of lenders, businesses and strategic partners.

Finally, 2020 is also expected to be the year in which the Company makes a concerted effort to expand its shareholder base by dramatically increase its number of US-based shareholders. As of the date of this MD&A, the Company had already began discussions with strategic investors, taken concrete steps to have the Company's securities listed on a US stock exchange that would allow for the securities to be much more easily traded by US investors and to promote the Company to potential US investors.

Selected Quarterly Information

	March 31, 2020	March 31, 2019
	Three months	Three months
Revenues	$3,949,395	$949,511
Expenses before finance costs, tax, depreciation and amortization	$4,130,727	$971,233
EBITDA (1)	$(181,332)	$(21,722)
Expiration of deferred finance cost	$353,377	-
Adjusted EBITDA (2)	$172,045	$(21,722)
Finance costs, tax, depreciation and amortization	$624,363	$547,057
Net loss	$(805,695)	$(568,779)
Net (loss) profit attributable to:
Non-controlling interest	$87,081	$113,388
Owners of the parent	$(892,776)	$(682,167)
Basic and diluted loss per share	$(0.001)	$(0.001)

Peak Positioning Technologies Inc. - MD&A, March 31, 2020

(1) EBITDA is provided as supplementary earnings measure to assist readers in determining the Company's ability to generate cash-flows from operations and to cover finance charges. It is also widely used for business valuation purposes. This measure does not have a standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies.

EBITDA equals the results before finance cost, as defined in Note 15 of the Unaudited Consolidated Financial Statements for the three-month ended March 31, 2020, income tax, depreciation of property and equipment and amortization of intangible assets and financing of initial costs.

(2) Adjusted EBITDA equals EBITDA as described above adjusted for impairment expense of intangible assets, loss on extinction of debt, loss on fair value variation and gain on bargain purchase for the period.

Reconciliation of	Three-month periods ended
EBITDA to net loss	March 31, 2020	March 31, 2019
Net loss for the period	$(805,695)	$(568,779)
Add:
Income tax	$154,137	$109,930
Finance costs	$259,951	$231,537
Depreciation and amortization	$210,275	$205,590
EBITDA	$(181,332)	$(21,722)

	March 31, 2020	March 31, 2019
	Three months	Three months
Total assets	$32,836,703	$26,609,360
Total Liabilities	$10,620,019	$7,494,805
Long-term liabilities	$143,374	$410,011
Total Equity	$22,216,684	$19,114 555
To Non-controlling interest	$10,894,532	$10,118,255
To Owners of parent	$11,332,152	$8,996,300

Results of Operations

Revenue for the three months ended March 31, 2020

The Company generated $3,949,395 in revenue during the three-months period ended March 31, 2020 compared to $949,511 for the same period in 2018. The considerable increase in revenue is largely attributed to new service offerings in the first quarter of 2020 compare to the same quarter in 2019. Credit analysis services and various financial and logistics services, specifically catered to supply-chain participants, provided by the Company's ASSC subsidiary generate $2,628,187 of revenue in the period. There were no such services or revenue in the first quarter of 2019.

Peak Positioning Technologies Inc. - MD&A, March 31, 2020

ASFC generated $960,372 in revenue for the first quarter of 2020, compared to $720,229 for the same period in fiscal 2019, which came in the form of interest earned on loans extended to Chinese small and medium-sized business owners. The average loan balance in Q1- 2020 of $19,073,016 was 2.5% higher than the average loan balance in Q1-2019.The loans yielded an effective average annual interest rate of 17.0% in the first quarter of 2020, compared to 15.9% in fiscal 2019. The average maturity of ASFC's loans was 17.7 months during the 3-month period ended March 31, 2020, compared to 16.3 months for the same period in 2019.

ASCS revenue in the first quarter of 2020 was $233,713 compare to 229,282 for the same period in 2019.

Total expenses before taxes

The following schedule summarizes the Company's total expenses before taxes:

	March 31, 2020 (3 months)	March 31, 2019 (3 months)
	$	$
Outsourcing services	2,104,150	-
Salaries and fringe benefits	323,809	402,026
Service fees	131,632	27,434
Board remuneration	9,569	16,794
Royalty	30,873	-
Consulting fees	325,716	114,701
Management fees	21,545	35,906
Expected credit loss	361,525	4,467
Administrative and indirect costs	236,111	59,100
Professional fees	56,402	49,376
Public relations and press releases	24,104	31,317
Office supplies, software and utilities	52,793	26,430
Lease expenses	11,533	13,277
Depreciation of right-of use- assets	106,753	52,791
Insurance	11,289	7,239
Finance costs (1)	259,950	231,538
Translation & Other	8,353	10,832

Peak Positioning Technologies Inc. - MD&A, March 31, 2020

Travel and entertainment	46,832	105,223
Stock exchange and transfer agent costs	10,778	7,238
Depreciation of property and equipment	21,370	9,389
Expiration of deferred finance cost	353,377	-
Amortization of intangible assets and financing cost	82,153	196,201
Loss (gain) on foreign exchange	10,336	(627)
Total expenses before income tax	4,600,953	1,408,360

Expenses for the Three-month ended March 31, 2020

Outsourcing service costs of $2,104,150 in the first quarter of 2020 (compared to none in the first quarter of 2019) relate to the outsourcing of supply-chain-related services that ASSC is not yet in a position to provide on its own. They include logistics services (transportation and warehousing) related to material purchased by ASSC clients on credit, which credit was extended as a result of credit analysis services provided by ASSC through the Lending Hub platform.

Salaries and fringe benefits amounted to $323,809 for the three-month period ended March 31, 2020 ($402,026 for the same period in 2019). Except for the Company's CEO, CFO and the Vice-President, international operations, all salaries are paid out to employees working for the Company's subsidiaries in China. The decrease in salary expense for the period is attributed to the temporary reduction of the workforce in China of the Company's ASFC and ASCS subsidiaries following the COVID-19 outbreak in the first quarter of 2020. The share-based remuneration is included within this caption, which amounted to $33,808 in the first quarter of 2020 compared to $40,915 in the same period of 2019.

Board remuneration refers to share-based remuneration received by members of the Company's board of directors and amounted to $9,569 in the first quarter of 2020 compared to $16,794 for the same period in 2019.

Service fees related to consulting and business development services provided to the Company's ASFC and ASCS subsidiaries by third-party companies amounted to $131,633 for the three-month period ended March 31, 2020, compared to $27,434 for the corresponding period of 2019. The increase is attributable to the fact that there was no such expense in the first quarter of 2029 for ASCS, who was in transition mode at that time.

Royalty expenses of $30,873 for the first quarter of 2020 relate to royalty on software payable to Canadian software company Cubeler Inc., a related company. The royalty expense is calculated on revenue primarily generated by ASDS. There was no such expense in the corresponding period of 2019.

Consulting fees totaling $325,716 incurred during the three-month period ended March 31, 2020 ($114,701 for the same period in 2019), mainly relate to corporate financing consulting. The majority of consulting expenses was paid through the issuance of Company shares. Share-based remuneration received by consultants amounted to $18,504 in the first quarter of 2020 compared to $Nil for the same period of fiscal 2019.

Management fees of $21,544 for the three-month period ended March 31, 2020, relate to services rendered to the Company in Canada and to its subsidiaries in China (compared to $35,906 for the same period in 2019). The share-based portion of the management fees amounted to $7,319 in the first quarter of fiscal 2020 compared to $15,386 for the same period of 2019.

Peak Positioning Technologies Inc. - MD&A, March 31, 2020

Administrative and indirect costs of $236,111 in the first three-month period of 2020 (compared to $59,100 for the same period of 2019) relate to administrative support expenses and other indirect costs for the Company's ASFC subsidiary in China. ASFC incurred nonrecurring support expense in the first period of 2020.

Depreciation of right-of use assets of $106,753 in the first period of fiscal 2020 (compared to $52,791 for the same period of fiscal 2019) follows the adoption of IFRS 16 on January 1, 2019, and relates to the depreciation of right-of-use assets associated with new office lease agreements of the Company's operating subsidiaries in China.

Finance costs include mainly interest charges and accretion of debentures. Those costs amounted to $206,571 for the three-month period ended March 31, 2020, compared to $207,741 for the same period in 2019. Also included in that caption is interest paid to third parties for providing security deposits as guarantors for loans serviced by ASCS and for advances made to ASSC representing $47,353 in the first period of fiscal 2020 compared to $15,926 in the corresponding period of fiscal 2019.

Expected credit loss of $361,525 for the three-month period ended March 31, 2020 ($4,467 for the same period in fiscal 2019) relates to the allowance for a credit loss provision on ASFC's loan balance for the period as described in Note 6 of the Company's Unaudited Consolidated Financial Statements for the year ended March 31, 2020. The increase is attributed to the potential repayment delays by borrowers that the COVID-19 pandemic is expected to create during the quarter. Management is of the opinion that repayment terms will return to the pre-pandemic levels before year-end 2020. It should be noted that despite the increased expected credit loss amount, ASFC had not written off any loans as of March 31, 2020.

Travel and entertainment expenses amounted to $46,832 in the first period of fiscal 2020 compared to $105,223 for the same period in 2019. These expenses are mainly attributed to travel expenses incurred by the Company's Chinese management related to business development initiatives and operations in China. It is to be noted that the global COVID-19 situation prevented the Company's Canadian management team to travel to China during the quarter as planned.

Amortization of intangible assets amounted to $81,805 for the three-month period ended March 31, 2020, compared to $187,147 for the same period in 2019. This decrease is due to the modification in the amortization period of the loan service agreements that accompanied the acquisition by ASCS of Wenyi Financial Services Co. Ltd.'s ("Wenyi") business operations on January 1, 2019, and the reduction of the amortization of the Gold River platform following the impairment of the platform in 2018 and 2019.

The Company accounted for a one-time loss on expiration of deferred financing cost of $353,377 in the first period of fiscal 2020 ($Nil in the corresponding period of 2019) following the decision by the Company to not trigger the financing mechanism associated with a share subscription facility agreement signed on June 14, 2017, that was set to expire on June 14, 2020. The amount of deferred financing cost of 353,377 represents the residual value of the warrants issued at the signing of the agreement less the amortization on previously issued shares during the agreement.

The Company reported a currency translation adjustment gain of $1,267,000 for the three-month ended March 31, 2020 (compared to a gain of $74,207 for the same period in 2019) reflecting the appreciation of the Chinese renminbi against the Canadian dollar during the period. This adjustment represents a theoretical gain that would only be realized in the event of a material transaction involving the underlying assets to which the gain is attributed, in this case, if the Company's subsidiaries were sold or otherwise disposed of.

Net Results.

The Company incurred a net loss of $805,695 in the first period of fiscal 2020 (compared to a net loss of $568,779 in the corresponding period of 2019).

Peak Positioning Technologies Inc. - MD&A, March 31, 2020

Summary of Quarterly Results

	March 31,	March 31,	December 31,	December 31,
	2020	2019	2019	2018
	Three months	Three months	Three months	Three months
Revenues	$3,949,395	$949,511	$4,357,467	$742,038
Expenses (1)	$4,755,090	$1,518,290	$4,545,745	$1,697,596
Net Loss	$(805,695)	$(568,779)	$(188,279)	$(955,559)
Net (loss) profit attributable to:
Non-controlling interest	$87,081	$113,388	$390,038	$24,705
Owners of the parent	$(892,776)	$(682,167)	$(578,318)	$(980,263)
Earnings per Share (2)	$(0.001)	$(0.001)	$(0.001)	$(0.001)

	September 30,		September 30,	June 30,		June 30,
	2019		2018	2019		2018
	Three months		Three months	Three months		Three months
Revenues	$4,499,953		$709,739	$1,901,723		$224,611
Expenses (1)	$5,277,269		$1,335,436	$2,197,709		$1,196,506
Net Loss	$(777,316)	$	(625,698)	$(295,986)	$	(971,895)
Net (loss) profit attributable to:
Non-controlling interest	$165,756		$144,324	$209,628		$74,731
Owners of the parent	$(943,073)	$	(770,022)	$(505,615)		$(1, 046,626)
Earnings per Share (2)	$(0.001)		$(0.001)	$(0.000)		$(0.001)

Note (1): Including income tax expenses

Note (2): Earnings per share is calculated using the net loss and the weighted average number of outstanding shares.

Liquidity

The level of revenue currently being generated by the Company is not presently sufficient to meet its working capital requirements and investing activities. Until that happens, the Company will continue to use financing means to help meet its financial obligations. As of June 29, 2020, the cash available to operate the Company, including cash at ASFC for loan purposes, amounted to approximately $2,400,000. The Company's cash flow position is expected to improve significantly as its operating subsidiaries grow their revenue and generate new revenue streams and eventual profits for the Company. This is expected to eventually allow the Company to meet its working capital needs. However, until that happens, the Company will continue to assess its capital needs and undertake whatever initiative it deems necessary to ensure that it continues to be in a position to meet its financial obligations. In the opinion of management, the Company's current cash position, its access to additional capital and the possibility of negotiating the terms of its debt commitments, will be sufficient to meet its current obligations and allow it to continue as a going concern for the next 12 months.

Peak Positioning Technologies Inc. - MD&A, March 31, 2020

Financing

On January 15, 2020, the Company closed a private placement financing consisting in the sale of 16 units (a "Unit") at a price of $10,000 per Unit for gross proceeds of $160,000. Each unit consists of $10,000 of non-secured debenture and 200,000 common share purchase warrants. Each warrant entitles the holder to purchase one common share of the Company at a price of $0.08 each for a period of 24 months from the date of issuance. The debentures will mature on January 15, 2021, and bear interest at 8% per annum.

From January 1, 2020, to June 29, 2020, the Company issued 8,150,000 common shares to settle $310,000 of debt related to consulting services received by the Company.

In February 2020, the Company closed a private placement financing consisting in the sale of 14,400,000 units (a "Unit") at a price of $0.04 per Unit for gross proceeds of $576,000. Each unit consists of one (1) common share and one half (1/2) common share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at the price of $0.10 each for a period of 24 months from the date of issuance.

In April 2020, the Company closed a private placement financing consisting in the sale of 3,000,000 shares at a price of $0.025 per shares for gross proceeds of $75,000.

On May 29, 2020, the Company closed brokered private placement financing consisting in the sales of 400 units of corporate bonds and warrants at a price of $1,000 per unit for gross proceeds of $400,000. Each unit consists of $1,000 of secured corporate bonds and 200 common share purchase warrants. Each warrant entitles the holder to purchase one common share of the Company at a price of $0.10 each for a period of 36 months from the date of issuance. The bonds will be redeemable on May 29, 2023, and bear interest at 10% per annum. Each holder has a right at the end of the initial maturity date to extend for an additional 12 months and for an additional 12 months at the end of the 12-month extension for another 12 months. Should a holder elect to extend their bonds and the Company elect to redeem the bonds, the Company will pay 105% of the face value of the bonds.

Capital Stock

The Company's capital stock as of March 31, 2020, was $25,342,139 compared to $24,234,623 as of December 31, 2019. The variation is explained by the common shares issued in connection with private placement financings for net proceeds of $545,000, common shares issued in lieu of cash payments totalling $250,000 and common shares issued as a result of the conversion of debentures of total face value of $400,000.

Common Shares

As of June 29, 2020, the Company had 756,142,135 common shares outstanding. The following table summarizes the changes in shares outstanding from January 1, 2011, until June 29, 2020.

Date	Description	Number	Cumulative number
Dec 31, 2010	Outstanding as of December 31, 2010	10,000,000	10,000,000
February 8, 2011	Acquisition of Peak Corp	30,000,000	40,000,000
2011	Issuance 2011	27,481,335	67,481,335
2012	Issuance 2012	11,325,800	78,807,135
2013	Issuance 2013	9,831,834	88,638,969
2014	Issuance 2014	43,747,920	132,386,889
2015	Issuance 2015	60,212,625	192,599,514
2016	Issuance 2016	227,319,050	419,918,564
2017	Issuance 2017	209,740,491	629,659,055
2018	Issuance 2018	45,483,080	675,142,135
January 2019	Shares for debt	700,000	675,842,135

Peak Positioning Technologies Inc. - MD&A, March 31, 2020

May 2019	Shares for debt	1,800,000	677,642,135
July 2019	Private placement	1,400,000	679,042,135
August 2019	Shares for debt	900,000	679,942,135
August 2019	Private placement	22,800,000	702,742,135
September 2019	Conversion of Debenture	10,000,000	712,742,135
September 2019	Shares for debt	800,000	713,542,135
October 2019	Shares for debt	1,250,000	714,792,135
November 2019	Surrender of Debenture	5,400,000	720,192,135
December 2019	Shares for debt	400,000	720,592,135
January 2020	Shares for debt	2,750,000	723,342,135
January 2020	Surrender of Debenture	2,000,000	725,342,135
February 2020	Shares for debt	3,000,000	728,342,135
February 2020	Private placement	14,400,000	742,742,135
February 2020	Surrender of Debenture	2,000,000	744,742,135
March 2020	Surrender of Debenture	4,000,000	748,742,135
April 2020	Private placement	3,000,000	751,742,135
April 2020	Shares for debt	2,400,000	754,142,135
May 2020	Surrender of Debenture	2,000,000	756,142,135
Total		756,142,135

Share Purchase Options

As of June 29, 2020, the Company had 61,335,000 common share purchase options outstanding. The following table summarizes the options outstanding as of June 29, 2020.

Date of grant	Optionee	Number	Exercise Price	Expiration
November 2015	Employees	2,000,000	$0.05	November 2020
November 2015	Board members	600,000	$0.05	November 2020
December 2015	Consultant	2,500,000	$0.05	December 2020
May 2016	Consultant	150,000	$0.05	May 2021
July 2016	Board members and officers	10,500,000	$0.085	July 2021
June 2017	Consultant	350,000	$0.105	June 2022
June 2017	Board members and officers	7,450,000	$.105	June 2022
November 2017	Officer	375,000	$0.055	November 2022
December 2017	Board members and officers	3,425,000	$0.08	December 2022
April 2018	Employee	100,000	$0.05	April 2023
June 2018	Board members and officers	7,175,000	$0.05	June 2023

Peak Positioning Technologies Inc. - MD&A, March 31, 2020

June 2018	Consultants	100,000	$0.05	June 2023
February 2019	Officer	750,000	$0.05	November 2023
May 2019	Consultant	1,000,000	$0.05	May 2024
May 2019	Board members, officers and employees	8,950,000	$0.05	May 2024
September 2019	Employee	200,000	$0.05	September 2024
November 2019	Consultant	100,000	$0.05	November 2024
November 2019	Consultant	1,000,000	$0.055	November 2024
November 2019	Employee	500,000	$0.05	November 2024
June 2020	Board members, officers and employees	14,110,000	$0.05	June 2025
	Total outstanding	61,335,000

Share Purchase Warrants

As of June 29, 2020, the Company had 202,595,000 common share purchase warrants outstanding. The following table summarizes the changes in warrants outstanding as of May 21, 2020:

Date	Description	Number	Exercise Price	Expiration
June 2016	Warrants issued to subscribers in connection with private placement	199,000,000	$0.050	June 2018
Fiscal year 2017	Exercise of Warrants	(1,000,000)	$0.050	N/A
December 2017	Transfer to debenture holders and extension	(198,000,000)	$0.050	N/A
March 2017	Warrants issued to subscribers in connection with private placement	1,640,359	$0.200	March 2019
June 2017	Warrants issued to subscribers in connection with private placement	14,000,000	$0.120	June 2022
August 2017	Warrants issued to subscribers in connection with private placement	3,333,333	$0.061	June 2022
August 2017	Warrants issued to subscribers in connection with private placement	5,800,000	$0.0567	June 2022
December 2017	Warrants transferred to debenture holders	191,000,000	$0.050	December 2019

Peak Positioning Technologies Inc. - MD&A, March 31, 2020

December 2017	Extension of warrants	7,000,000	$0.050	December 2019
December 2017	Warrants issued to debenture holders	49,000,000	$0.050	December 2019
December 2017	Exercise of warrants to surrender the debentures	(127,000,000)	$0.050	N/A
January 2018	Exercise of warrants to surrender the debentures	(20,000,000)	$0.050	N/A
April 2018	Exercise of warrants to surrender the debentures	(1,000,000)	$0.050	N/A
May 2018	Warrants issued to subscribers in connection with private placement	2,900,000	$0.050	May 2020
June 2018	Exercise of warrants to surrender the debentures	(10,000,000)	$0.050	N/A
August 2018	Exercise of warrants to surrender the debentures	(5,000,000)	$0.050	N/A
December 2018	Warrants issued to subscribers in connection with private placement	510,000	$0.100	December 2020
December 2018	Warrants issued to subscribers in connection with private placement	210,000	$0.050	December 2020
December 2018	Warrants issued to subscribers in connection with private placement	3,866,667	$0.050	June 2022
March 2019	Expiration of March 2017 issuance	(1,640,359)	$0.200	N/A
April 2019	Warrants issued to subscribers in connection with private placement	5,600,000	$0.050	April 2021
April 2019	Warrants issued to subscribers in connection with private placement	75,000	$0.050	April 2021
July 2019	Warrants issued to subscribers in connection with private placement	1,400,000	$0.080	July 2021
August 2019	Warrants issued to subscribers in connection with private placement	11,400,000	$0.050	August 2020
December 2019	Exercise of warrants to surrender the debentures	(6,200,000)	$0.050	N/A
December 2019	Expiration of December 2017 issuance	(77,800,000)	$0.050	N/A
December 2019	Extension of warrants	70,800,000	$0.050	December 2020
December 2019	Additional warrants with Extension	70,800,000	$0.080	December 2021
January 2020	Warrants issued to subscribers in connection with private placement	3,200,000	$0.080	January 2022

Peak Positioning Technologies Inc. - MD&A, March 31, 2020

January 2020	Exercise of warrants to surrender the debentures	(2,000,000)	$0.050	N/A
February 2020	Warrants issued to subscribers in connection with private placement	7,200,000	$0.100	February 2022
February 2020	Warrants issued to consultant in connection with private placement	1,500,000	$0.050	February 2022
February 2020	Exercise of warrants to surrender the debentures	(2,000,000)	$0.050	N/A
March 2020	Exercise of warrants to surrender the debentures	(4,000,000)	$0.050	N/A
May 2020	Expiration of May 2018 issuance	(2,900,000)	$0.050	N/A
May 2020	Warrants issued to subscribers in connection with private placement	80,000	$0.100	May 2023
May 2020	Exercise of warrants to surrender the debentures	(2,000,000)	$0.050	N/A
May 2020	Warrants issued to brokers in connection with private placement	570,000	$0.050	May 2023
Total		190,345,000

Segment Reporting

The Company presents and discloses segmental information, as disclosed in Note 21 of the Company's Unaudited Consolidated Financial Statements for the year ended March 31, 2020, based on information that is regularly reviewed by the chief operating decision maker who has been identified as the Company's senior management team, which makes strategic and operational decisions.

Debentures

As of June 29, 2020, the Company had debentures outstanding as described in the Note 12 of the Unaudited Consolidated Financial Statements for the three-month period ended March 31, 2020.

Escrowed shares

As of June 29, 2020, the Company had no escrowed shares.

Related Party Transactions

Salaries paid to officers and directors amounted to $96,186 in the first 3 months period of fiscal 2020 compared to $95,419 for the same period in fiscal 2019.

During the three-month period ended March 31, 2020, share-based payments associated with salaries, board members and management fees amounted to $48,622 compared to $72,699 for the same period of 2019.

Peak Positioning Technologies Inc. - MD&A, March 31, 2020

During the period ended March 31, 2020, the Company incurred management fees of $2,675 as remuneration to a company held by a director (three-month period ended March 31, 2019: $8,325).

During the three month period of fiscal 2020, the Company incurred interest expense on debentures from officers of $200, compared to $200 for the same period in fiscal 2019.

During the three-month period ended March 31, 2020, the Company incurred $30,873 of royalty expense for the usage of the Cubeler software, compared to nil for the same period of 2019. Also, during the three-month period ended March 31, 2020, advances to the same related company, Cubeler Inc., increase from $17,758 to $30,744. The advance is payable back to the Company at its request. The advance is in the form of a promissory note bearing interest since July 1, 2019, at an annual rate of 8.5%. As security, in the event that the principal and interest is not fully paid on December 16, 2019, by the debtor to the Company, the Company had the option to have the debtor execute and deliver a hypothec on the universality of the present and future movable assets of the debtor to the Company. During the first 3 months period of fiscal 2020, interest was billed to the debtor for an amount of $859. As of June 29, 2020, the Company elected not to execute the hypothec considering the low value remaining of the advance.

As at both March 31, 2020 and June 29, 2020, an advance of $298,400 from a director to a subsidiary, with no interest payable, was still outstanding.

Off-Balance-Sheet Arrangements

The Company has not entered into any off-balance sheet financing arrangements.

Accounting policies

The principal IFRS accounting policies set out in Notes 3 and 4 to the Consolidated Financial Statements have been consistently applied to all periods presented in such financial statements.

Legal proceedings

As of June 29, 2020, there were no legal proceedings against the Company.

Financial Instruments

The Company has classified its financial instruments as described in the note 4.10 of the audited Consolidated Financial Statements for the period ending December 31, 2019. The Company is exposed to various risks as described in the note 19.3 of the audited Consolidated Financial Statements as of December 31, 2019.

RISKS AND UNCERTAINTIES

Risk factors that may adversely affect or prevent the Corporation from carrying out all or portions of its business strategy are discussed in the Corporation's Filing Statement dated January 6, 2011, available on SEDAR at www.sedar.com. Other risks include:

Liquidity Risk

The Company does not have a long history of operations, is in the early stage of development and has just begun to generate operational revenue through its subsidiaries. As such, it is subject to many risks common to such enterprises, including under-capitalization, cash shortages, limitations with respect to personal, financial and other resources and the lack of revenue. There is no assurance that the Company will be successful in achieving a return on shareholders' investment and the likelihood of success must be considered in light of its early stage of operations.

Peak Positioning Technologies Inc. - MD&A, March 31, 2020

Additional Financing

The Company may require additional financing in order to repay its creditors or other debts, make further acquisitions, investments or take advantage of unanticipated opportunities. The ability of the Company to arrange such financing in the future will depend upon prevailing capital market conditions, and the business success of the Company. There can be no assurance that the Company will be successful in its efforts to arrange additional financing on satisfactory terms. If additional financing is raised by the issuance of shares from the treasury, control of the Company may change and shareholders may suffer additional dilution. If adequate funds are not available, or are not available on acceptable terms, the Company may not be able to take advantage of opportunities, or otherwise respond to competitive pressures and remain in business.

Patents

As of the date of this MD&A, the Company had no patents granted or pending. It should be noted, however, that being granted patent protection on its technology is not a prerequisite to the commercialization of the Company's product offerings, and should have no material impact on the

Company's short-term performance.

Foreign Jurisdiction Risks

The Company has made significant investments in the pursuit of business opportunities in China, which exposes it to different considerations and other risks not typically associated with companies in Canada.

FURTHER INFORMATION

Additional information about the Company can be found at www.sedar.com

June 29, 2020

(s) Jean Landreville	(s) Johnson Joseph

Jean Landreville, Chief Financial Officer	Johnson Joseph, President & CEO

Peak Positioning Technologies Inc. - MD&A, March 31, 2020